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Exhibit 12.1

HELMERICH & PAYNE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio)

	Years Ended September 30,
	2016	2015	2014	2013	2012
Fixed Charges
Interest Expense	22,913	$15,023	$4,657	$6,126	$8,662
Interest Capitalized During the Period	2,759	6,951	7,677	8,788	12,882
Net Amortization of Debt Discount and Premium and Issuance Expense	—	59	400	409	315
Interest Portion of Rental Expense	951	877	826	692	656

Total Fixed Charges Denominator	26,623	$22,910	$13,560	$16,015	$22,515
Earnings
Pretax Income (Loss) from Continuing Operations	(72,667)	$661,879	$1,094,658	$1,114,226	$904,749
Fixed Charges Calculated Above	26,623	22,910	13,560	16,015	22,515
Less Interest Capitalized During the Period	(2,759)	(6,951)	(7,677)	(8,788)	(12,882)
Current Period Amortization of Interest Capitalized in Prior Periods	4,447	4,357	3,963	3,621	3,109

Earnings Numerator	(44,356)	$682,195	$1,104,504	$1,125,074	$917,491
Ratio of Earnings to Fixed Charges	–1.7x	29.8x	81.5x	70.3x	40.8x

        Results for 2015 and prior periods have been changed due to the change in reporting year-end for our international subsidiaries from August 31 to September 30 effective October 1, 2015.

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  Exhibit 12.1
HELMERICH & PAYNE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ($ in thousands, except ratio)